Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for May 2026

Passenger traffic increased year-on-year by 6.6% in Colombia, and decreased by 4.2% in México and 3.7% in Puerto Rico

Mexico City, June 8, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for May 2026 reached a total of 5.6 million passengers, representing a decrease of 1.6% compared to May 2025.

Passenger traffic increased 6.6% in Colombia, while declining 4.2% in Mexico and 3.7% in Puerto Rico. Growth in Colombia was driven by increases of 7.0% in domestic traffic and 5.4% in international traffic. In Mexico, domestic traffic increased 1.3% and international traffic decreased 10.0%, while in Puerto Rico domestic traffic declined 4.4%, partially offset by a 2.0% increase in international traffic.

All figures in this statement reflect comparisons between the period from May 1 to May 31, 2026, and from May 1 to May 31, 2025. Transit and general aviation passengers are excluded only for Mexico and Colombia.

Passenger Traffic Summary
	May		% Chg	Year to date		% Chg
	2025	2026		2024	2025
Mexico	3,241,572	3,105,645	(4.2)	17,698,454	17,462,761	(1.3)
Domestic Traffic	1,676,907	1,698,038	1.3	7,911,040	7,866,276	(0.6)
International Traffic	1,564,665	1,407,607	(10.0)	9,787,414	9,596,485	(2.0)
San Juan, Puerto Rico	1,151,279	1,109,228	(3.7)	5,934,429	5,787,421	(2.5)
Domestic Traffic	1,014,574	969,756	(4.4)	5,275,709	5,127,833	(2.8)
International Traffic	136,705	139,472	2.0	658,720	659,588	0.1
Colombia	1,324,870	1,412,468	6.6	6,711,572	7,321,136	9.1
Domestic Traffic	1,018,035	1,088,928	7.0	5,129,643	5,633,988	9.8
International Traffic	306,835	323,540	5.4	1,581,929	1,687,148	6.7
Total Traffic	5,717,721	5,627,341	(1.6)	30,344,455	30,571,318	0.7
Domestic Traffic	3,709,516	3,756,722	1.3	18,316,392	18,628,097	1.7
International Traffic	2,008,205	1,870,619	(6.9)	12,028,063	11,943,221	(0.7)

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Mexico Passenger Traffic
		May		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,676,907	1,698,038	1.3	7,911,040	7,866,276	(0.6)
CUN	Cancun	867,155	841,058	(3.0)	3,989,968	3,752,379	(6.0)
CZM	Cozumel	24,465	24,445	(0.1)	100,019	104,539	4.5
HUX	Huatulco	56,904	55,070	(3.2)	272,924	261,617	(4.1)
MID	Merida	281,520	313,280	11.3	1,376,687	1,518,804	10.3
MTT	Minatitlan	12,767	11,882	(6.9)	62,172	56,290	(9.5)
OAX	Oaxaca	126,673	128,147	1.2	651,454	636,013	(2.4)
TAP	Tapachula	41,655	43,945	5.5	212,489	209,451	(1.4)
VER	Veracruz	147,640	154,782	4.8	674,186	720,849	6.9
VSA	Villahermosa	118,128	125,429	6.2	571,141	606,334	6.2
International Traffic		1,564,665	1,407,607	(10.0)	9,787,414	9,596,485	(2.0)
CUN	Cancun	1,468,569	1,305,796	(11.1)	9,105,270	8,892,050	(2.3)
CZM	Cozumel	26,617	24,988	(6.1)	210,652	205,042	(2.7)
HUX	Huatulco	1,769	2,047	15.7	95,080	106,132	11.6
MID	Merida	28,352	29,549	4.2	172,627	183,228	6.1
MTT	Minatitlan	548	739	34.9	2,926	3,563	21.8
OAX	Oaxaca	18,947	16,538	(12.7)	113,382	101,972	(10.1)
TAP	Tapachula	1,972	7,196	264.9	10,802	18,518	71.4
VER	Veracruz	12,726	13,614	7.0	58,134	62,249	7.1
VSA	Villahermosa	5,165	7,140	38.2	18,541	23,731	28.0
Traffic Total Mexico		3,241,572	3,105,645	(4.2)	17,698,454	17,462,761	(1.3)
CUN	Cancun	2,335,724	2,146,854	(8.1)	13,095,238	12,644,429	(3.4)
CZM	Cozumel	51,082	49,433	(3.2)	310,671	309,581	(0.4)
HUX	Huatulco	58,673	57,117	(2.7)	368,004	367,749	(0.1)
MID	Merida	309,872	342,829	10.6	1,549,314	1,702,032	9.9
MTT	Minatitlan	13,315	12,621	(5.2)	65,098	59,853	(8.1)
OAX	Oaxaca	145,620	144,685	(0.6)	764,836	737,985	(3.5)
TAP	Tapachula	43,627	51,141	17.2	223,291	227,969	2.1
VER	Veracruz	160,366	168,396	5.0	732,320	783,098	6.9
VSA	Villahermosa	123,293	132,569	7.5	589,682	630,065	6.8

US Passenger Traffic, San Juan Airport (LMM)
	May		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,151,279	1,109,228	(3.7)	5,934,429	5,787,421	(2.5)
Domestic Traffic	1,014,574	969,756	(4.4)	5,275,709	5,127,833	(2.8)
International Traffic	136,705	139,472	2.0	658,720	659,588	0.1

Colombia Passenger Traffic Airplan
		May		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,018,035	1,088,928	7.0	5,129,643	5,633,988	9.8
MDE	Rionegro	770,850	816,949	6.0	3,873,233	4,285,754	10.7
EOH	Medellin	97,082	98,644	1.6	463,595	461,179	(0.5)
MTR	Monteria	103,396	124,399	20.3	564,160	650,725	15.3
APO	Carepa	15,492	16,048	3.6	70,733	76,137	7.6
UIB	Quibdo	28,289	30,740	8.7	133,276	149,309	12.0
CZU	Corozal	2,926	2,148	(26.6)	24,646	10,884	(55.8)
International Traffic		306,835	323,540	5.4	1,581,929	1,687,148	6.7
MDE	Rionegro	306,835	323,540	5.4	1,581,929	1,687,148	6.7
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,324,870	1,412,468	6.6	6,711,572	7,321,136	9.1
MDE	Rionegro	1,077,685	1,140,489	5.8	5,455,162	5,972,902	9.5
EOH	Medellin	97,082	98,644	1.6	463,595	461,179	(0.5)
MTR	Monteria	103,396	124,399	20.3	564,160	650,725	15.3
APO	Carepa	15,492	16,048	3.6	70,733	76,137	7.6
UIB	Quibdo	28,289	30,740	8.7	133,276	149,309	12.0
CZU	Corozal	2,926	2,148	(26.6)	24,646	10,884	(55.8)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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